UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33786 / January 24, 2020

In the Matter of	:
	:
OPPENHEIMER STEELPATH PANORAMIC	:
FUND	:
6803 South Tucson Way	:
Centennial, Colorado 80112[1]	:
	:
(811-23061)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on November 20, 2019, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On December 27, 2019, a notice of filing of the application was issued (Investment Company
Act Release No. 33736). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary

---

[1] Investment Company Act Release No. 33736 identified the fund as the Oppenheimer SteelPath
Panoramic Funds and street address for the applicant as 6802 South Tucson Way. The correct
name and stress address of the fund is Oppenheimer SteelPath Panoramic Fund, 6803 South
Tucson Way, as stated in this Order.